UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

(Amendment No. 2*)

DIGIMARC CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

253807101

(CUSIP Number)

Alfred J. Amoroso Chief Executive Officer Macrovision Corporation 2830 De La Cruz Boulevard Santa Clara, California 95050 (408) 562-8400	copy to: David W. Herbst, Esq. Manatt, Phelps & Phillips, LLP 1001 Page Mill Road, Bldg. 2 Palo Alto, California 94304 (650) 812-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.23d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock – CUSIP No. 253807101

1.	NAMES OF REPORTING PERSONS Macrovision Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

This Amendment No. 2 to Schedule 13D is being filed by the Reporting Person to amend the Schedule 13D/A filed by Reporting Person on November 13, 2000. On February 29, 2008, Macrovision Corporation, a Delaware corporation (“Macrovision”, the “Reporting Person” or the “Company”) disposed of all of its 2,014,458 shares in the Issuer to a third party in a private transaction.

ITEM 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Common Stock, $0.001 par value (the “Common Stock”), of Digimarc Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9405 SW Gemini Drive, Beaverton, OR 97008-7192

ITEM 2.	Identity and Background.

(a)-(c); (f) This Schedule is being filed by Macrovision Corporation, a Delaware corporation. The address of Macrovision is 2830 De La Cruz Boulevard, Santa Clara, California 95050. Macrovision provides a broad set of offerings comprised of products, technologies, and services, that enable businesses to protect, enhance and distribute their digital goods to consumers across multiple channels.

For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Macrovision, Schedule A, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship, and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)-(e) Neither Macrovision nor, to the knowledge of Macrovision, any of the individuals listed on Schedule A, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Considerations.

N/A

ITEM 4.	Purpose of Transaction.

N/A

ITEM 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 0 shares of common stock or 0% of the outstanding shares of the Issuer. On February 29, 2008, the Reporting Person disposed of all of its 2,014,458 shares in the Issuer to a third party in a private transaction.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: March 5, 2008	MACROVISION CORPORATION

	By:	/s/ Stephen Yu
Stephen Yu
EVP & General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MACROVISION CORPORATION

Set forth below is a list of the directors and executive officers of Macrovision, setting forth the business address and present occupation or employment of each person. To Macrovision’s knowledge, all director and executive officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o Macrovision Corporation, 2830 De La Cruz Boulevard, Santa Clara, California 95050.

Directors	Present Principal Occupation or Employment
John O. Ryan	Chairman of the Board, Macrovision

Alfred J. Amoroso	President, Chief Executive Officer and Director, Macrovision

Donna S. Birks	Management and financial consultant to technology companies

Andrew K. Ludwick	Private investor

Robert J. Majteles	General Partner of Treehouse Capital LLC

William N. Stirlen	Consultant to technology companies

Executive Officers	Present Principal Occupation or Employment
Alfred J. Amoroso	President and Chief Executive Officer

James Budge	Chief Financial Officer

Mark Bishof	Executive Vice President, Software Business Unit

Michael Buchheim	Executive Vice President, Distribution and Commerce Business Unit

Eric Free	Executive Vice President, Embedded Solutions Business Unit

Eric Rodli	Executive Vice President, Entertainment Business Unit

Stephen Yu	Executive Vice President, General Counsel and Corporate Secretary